Exhibit 99.1

Medigus Announces Plan to Implement ADS Ratio Change

Tel Aviv, Israel, Oct. 31, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle (“EV”) and charging solutions, announced today that it plans to effect 1:15 ratio change of the Company’s American Depositary Receipt, or ADR, program. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, will be changed from one (1) ordinary share to fifteen (15) ordinary shares. The effective date anticipated for the ratio change is November 14, 2022 and the Company’s ADSs will continue to be traded on the Nasdaq Capital Market under the symbol “MDGS” with a new CUSIP Number 58471G 409.

On June 17, 2022 the Company announced that it received notification from the Nasdaq Stock Market, LLC that it has failed to comply with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. The Company anticipates that after the ratio change, the price of its ADS will increase proportionally and meet the Nasdaq minimum bid price requirement, however there can be no assurance that such an increase will occur.

ADS holders will be required on a mandatory basis to surrender their old ADSs to BNY Mellon for cancellation at a rate of fifteen (15) new ADSs for every one (1) old ADS held. The Bank of New York Mellon., as the depositary bank for Medigus’ ADS program, will arrange for the exchange of current ADSs for new ADSs (subject to receipt of applicable ADS fees from the exchanging ADS holders).

No fractional ADSs will be issued or cash will be paid in lieu of any fractional ADSs resulting from the ratio change. The ratio change will affect all ADS holders uniformly, will not reduce any ADS holder’s ownership percentage in the Company except for minor adjustments that may result from the treatment of fractional ADSs and will not result in any change to the Company’s share capital.

The warrants to acquire ADSs of the Company outstanding immediately prior to the ADS ratio change, will be appropriately adjusted by increasing the exercise price of the warrants by a factor of fifteen and reducing the number of ADSs issuable under the Warrants by a factor of fifteen such that the aggregate exercise price shall remain the same.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus’ affiliations in the medical solutions arena consist of ownership in ScoutCam Inc. (OTCQB: SCTC) and Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE: GIX), Jeffs’ Brands (Nasdaq: JFBR) and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revoltz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

MDGS@redchip.com